STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 30, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson, Esq.

Re:         The Lazard Funds, Inc. (the "Fund")
File Numbers:  33-40682; 811-06312

Ladies and Gentlemen:

This letter is to supplementally confirm the intention and sequence of recent amendments to the Fund's Registration Statement on Form N-1A (the "Registration Statement").

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The Fund filed Post-Effective Amendment No. 89 ("PEA No. 89") to the Registration Statement on July 17, 2014 (Edgar Accession No. 0000930413-14-003233) pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "Securities Act").  PEA 89 was filed for the purpose of adding a new series to the Fund, Lazard Master Alternatives Portfolio (the "Portfolio").  PEA 89 designated an effective date of September 30, 2014.

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The Fund filed Post-Effective Amendment No. 92 ("PEA 92") to the Registration Statement on September 12, 2014 pursuant to Rule 485(b) under the Securities Act (Edgar Accession No. 0000930413-14-003984).  PEA 92 was filed for the purpose of revising the Portfolio's Prospectus to respond to comments received from the staff (the "Staff") of the Securities and Exchange Commission and to make certain other non-material changes to the Prospectus, as well as to file exhibits to the Registration Statement.  The Statement of Additional Information ("SAI") for the Portfolio was incorporated by reference from PEA 89.  PEA 92 also designated an effective date of September 30, 2014.

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The Fund filed Post-Effective Amendment No. 95 ("PEA 95") to the Registration Statement on September 29, 2014 pursuant to Rule 485(b)(i)(iii) under the Securities Act via a 485BXT filing (Edgar Accession No. 0000899681-14-000716).  The sole purpose of PEA 95 was to delay the effectiveness of the Portfolio to October 29, 2014.  PEA 95 incorporated the Portfolio's Prospectus and Part C by reference from PEA 92 and the Portfolio's SAI by reference from PEA 89.

By proceeding in this manner, the Fund intended to delay the effectiveness of PEA 89 and PEA 92, each of which relate solely to the Portfolio, to October 29, 2014.  The Fund intends to file either subsequent 485BXT filings extending the effective date of the Portfolio or definitive versions of the Portfolio's Prospectus and SAI, prior to October 29, 2014.

The undersigned discussed proceeding in this manner with Deborah O'Neal-Johnson and Keith O’Connell of the Staff by telephone on September 29, 2014, and the Staff did not object.  Should members of the Staff have any additional questions or comments, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:  Janna Manes